Exhibit (a)(6)

[communication to be in email format]

3 West Plumeria Drive
San Jose, CA 95134

Confirmation of Participation in the Offer to Exchange

Thank you for participating in Selectica, Inc.’s “Offer to Exchange Outstanding Options Having an Exercise Price per share of $4.17 or more under the Selectica, Inc. 1996 Stock Plan, the Selectica, Inc. 1999 Equity Incentive Plan, the Selectica, Inc. 1996A Stock Plan, and the Selectica, Inc. 2001 Supplemental Plan” (the “Offer”). In the Letter(s) of Transmittal and Notice(s) of Change in Letter of Transmittal (if any) we have received from you, you have elected to exchange the following options:

Number of
Outstanding
Plan	Grant ID	Grant Date	Exercise Price	Shares

Total

Subject to the terms of the Offer and provided you are an employee of Selectica or any Selectica successor through the date we grant the new options which will be during the first business week following September 20, 2003, we will grant you new options to purchase             shares of our common stock which is equal to one hundred percent (100%) (rounded down to the nearest whole number) of the number of shares of common stock subject to the options you tendered as set forth above and which were cancelled on March 19, 2003.

The new options will be granted under eligible option plans and will be subject to the terms and conditions of the eligible option plans and a new option agreement between you and us. The new option agreement will be in substantially the same form as the option agreement or agreements for the options set forth above. The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq Market on the replacement grant date. You will not be able to exercise the new options until the day after the replacement grant date. This will allow us to handle administrative matters relating to the new grant. The new options will have other terms and conditions—including the vesting schedule—that are substantially the same as those of the cancelled options.

If you have any questions regarding the above, please send an email to Rmorales@selectica.com.

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